UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

218730109

(CUSIP Number)

December 31, 2015†

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	This constitutes a late filing.

CUSIP No. 218730109	13G	Page 2 of 6 Pages

1.	Names of reporting persons Koninklijke Philips N.V.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 22,136,008
	6.	Shared voting power 0
	7.	Sole dispositive power 22,136,008
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 22,136,008
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 18.6%*
12.	Type of reporting person (see instructions) FI

*	Percentage calculated on the basis of 118,832,441 outstanding shares of common stock as of December 31, 2015.

CUSIP No. 218730109	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Corindus Vascular Robotics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

309 Waverley Oaks Road, Suite 105
Waltham, MA 02452

Item 2.

(a)	Name of Person Filing

Koninklijke Philips N.V.

(b)	Address of the Principal Office or, if none, residence

Philips Center
Amstelplein 2, 1096 BC
Amsterdam, The Netherlands

(c)	Citizenship

The Netherlands

(d)	Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share

(e)	CUSIP Number

218730109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 218730109	13G	Page 4 of 6 Pages

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 22,136,008

(b) Percent of class: 18.6%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 22,136,008

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 22,136,008

(iv) Shared power to dispose or to direct the disposition of: 0

* Percentage calculated on the basis of 118,832,441 outstanding shares of common stock as of December 31, 2015.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 218730109	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 218730109	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2017

Koninklijke Philips N.V.

/s/ Abhijit Bhattacharya

By: Abhijit Bhattacharya

Title: Chief Financial Officer

/s/ Marnix van Ginneken

By: Marnix van Ginneken

Title: Chief Legal Officer